

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 27, 2024

Frank Yglesias
Chief Executive Officer
SANTO MINING CORP.
300 Peachtree Street NE, Suite 1775
Atlanta, GA 30308

> **Re: SANTO MINING CORP.**
> **Registration Statement on Form 10-12G**
> **Filed October 31, 2024**
> **File No. 000-54938**

Dear Frank Yglesias:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Registration Statement on Form 10-12G

Corporate History, page 1

1. We note that you have three subsidiaries. Please revise to provide a materially complete discussion of the operations of each subsidiary and the corporate history of Groove, f/k/a Santo Mining, including when each entity was formed, when they became subsidiaries of the Company, and any consideration paid for each entity or other corporate transactions completed.

Description of Business, page 1

2. We note your discussion centers around your ideas for your business, but does not address your efforts to date. Please expand your discussion to address how your assets and technology have contributed to your business and operations. Reconcile those assets and technologies to your financial statements.

3. We note your previous disclosures. We further note that you user a centralized layer 1 blockchain. Please clarify the blockchain network on which the NFTs are, or will be

minted. Alternatively, to the extent you intend to mint your NFTs on a proprietary blockchain, disclose that in your filing and the risks and challenges related to developing and maintaining the blockchain, and provide more details regarding the Inter-Blockchain Communication Protocol. In addition, we note that you offer, or intend to offer bespoke blockchain products as one of your product offerings. Please revise to clarify whether you have created any proprietary or unique blockchains and associated crypto assets, and whether you currently hold or intend to hold any crypto assets as a part of your business.

4.   We note that you had no revenue for the fiscal year ended December 31, 2023 and very limited revenue as of September 30, 2024. Please revise throughout to more clearly discuss the current status of each of your products, including whether they are commercially available, and to provide balancing language that clarifies which aspects of your business are aspirational and which are operational.

Risk Factors, page 4

5.   Please revise your risk factors to include the risks associated with operating in the cannabis industry.

6.   Please describe the risks relating to holding the NFTs, including any risks and challenges related to the storage or custody of the NFTs.

7.   Please add risk factor disclosure acknowledging that your auditor, Olayinka Oyebola & Co. (Chartered Accountants), and its principal, Olayinka Oyebola, have been charged by the Securities and Exchange Commission with aiding and abetting violations of the antifraud provisions of the federal securities laws. Acknowledge that the relief sought includes potential civil penalties as well as permanent injunctive relief, including an order permanently barring your auditor from acting as an auditor or accountant for U.S. public companies or providing substantial assistance in the preparation of financial statements filed with the Securities and Exchange Commission. Explain how such charges and such penalties, if imposed, would impact you and any investment in your securities. Refer to the Securities and Exchange Commission's press release, available at https://www.sec.gov/newsroom/press-releases/2024-157.

Liquidity and Capital Resources, page 18

8.   Please disclose the minimum funding required to remain in business for at least the next 12 months, as well as the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. Refer to Item 303(b)(1) of Regulation S-K.

Results of Operations , page 20

9.   Expand your results of operations discussion to address what efforts and costs you have incurred to date to develop your Platform-as-a-Service (PaaS) technology. Disclose where those costs are included in your consolidated statement of operations.

10.   Please discuss the source of your revenue for the nine months ended September 30, 2024.

11.   Please discuss what your management fee of $337,500 relates to for the nine months ended September 30, 2024. Explain why there was no management fee for the year ended December 31, 2023.

12.   We note your disclosure that "Rent expenses decreased by approximately 66% due to the Company executing new leases." Please clarify why executing new leases would result in a decrease in rent expense.

Directors and Executive Officers, page 21

13.   We note that your officers and directors have been or are currently involved in numerous blockchain projects or the management of other entities. In an appropriate location, please revise to provide a concise discussion regarding the outside activities of your officers and directors, and any potential conflicts of interest.

Security Ownership of Certain Beneficial Owners and Management, page 24

14.   We note that you have two classes of voting securities, common stock, and Class A Preferred Stock issued and outstanding. Please revise your beneficial ownership table to include each class of voting securities and add a column to show the total percentage of voting power held by each person listed in the table. In addition, be sure to include each person known by the company to be the beneficial owner of more than 5% of the Company's outstanding common stock. Refer to Item 403 of Regulation S-K.

Certain Relationships and Related Party Transactions, page 25

15.   Please revise your disclosure regarding related party transactions to provide information pursuant to the threshold set in Item 404(d)(1) of Regulation S-K applicable to smaller reporting companies, where the amount involved exceeds the lesser of $120,000 or one percent of the average of the smaller reporting company's total assets at year end for the last two completed fiscal years.

Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies for the Nine Months Ended September 30, 2024
Intangible Assets, page F-12

16.   Please explain why intellectual property was not amortized for the nine months ended September 31, 2024 and or revise accordingly.

Consolidated Statement of Stockholders' Deficit, page F-23

17.   Please explain why "original convertible debt discount" is recorded as a debit to additional paid in capital. Refer to your basis in accounting literature.

Consolidated Statements of Cash Flows, page F-24

18.   Please explain why stock issued for debt conversion is included in cash flows from operating activities. Tell us how you considered the guidance in ASC 230-10-50-3 through 50-6.

Notes to the Consolidated Financial Statements for the Fiscal Year Ended December 31, 2023, page F-25

19.   You disclose on page 21 "Rent expenses increased by approximately 172% due to the Company executing new leases." However, you do not include lease disclosure in accordance with ASC 842. Please revise accordingly.

Derivative Liabilities, page F-35

20.   We note your line items "Derivative Liability" and "Change in derivative" have material balances. However, your disclosure on page F-35 is general and does not explain your specific derivatives. Please disclose each derivative included in these line items and describe how the balances were calculated. Your disclosure should include specific judgments and assumptions made and refer to your basis in accounting literature.

Note 2 - Summary of Significant Accounting Policies
Intangible Assets, page F-35

21.   Please disclose the useful life and amortization of each of your intangible assets. Also, the disclosed total as of December 31, 2022 does not agree with the corresponding balance reported on your Consolidated Balance Sheet for December 31, 2022. Please revise accordingly.

Share-based expense, page F-36

22.   You state that share-based expense was $0 and $0 for the years ended December 31, 2023 and 2022, respectively. However, according to your Consolidated Statements of Cash Flows, you recorded $480,800 for stock to be issued for accrued compensation. Disclose how you accounted for this share-based compensation expense and revise accordingly. Disclose how this expense is reflected in your Consolidated Statement of Operations.

Note 5 - Intangible Property, page F-38

23.   Please explain why your intangible assets, SKULLYS® and DNATags® are not discussed in your Business sections or your MD&A.

24.   Disclose the amortization period and balances for your intangible assets.

Note 6 - Convertible Notes Payable, page F-38

25.   We note several of your convertible notes are past maturity date. Please disclose if you are in default. If so, your default status should be prominently disclosed at the forefront of your filing, in the Liquidity section of the MD&A, and wherever you discuss your going concern status.

Note 13 - Subsequent Events, page F-42

26.   You state, "the company has analyzed its operations subsequent to December 31, 2023, through the date these financial statements were issued (date of filing with the OTC Markets)." Please revise to disclose a specific date for which you evaluated subsequent events.

Exhibits

27.   Please file a currently dated auditor's consent with your next amendment.

General

28.   We note that you identify Medellin Colombia as the address of record for your officers and directors. Please revise to disclose whether your executive officers and directors reside outside of the United States. To the extent they do, add disclosures regarding the difficulty in effectuating service of process and enforcement of civil liabilities against the company given its significant foreign operations and disclose, to the extent applicable, difficulties in enforcement against any directors residing outside of the United States.

29.   In an appropriate location, please disclose your multi-class capital structure and discuss the disparate voting rights of your common stock and Series A Preferred stock. In addition, revise your risk factor on page 15 to quantify the total percent of voting power control Franjose Yglesias, Marc Williams, and Kevin Jodrey will have individually, and collectively.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Uwem Bassey at 202-551-3433 or Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jeff Turner